EXHIBIT 99(i)

                               Unity Bancorp, Inc.


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May 24, 2001



To the Holders of the Series A
Preferred Stock of Unity Bancorp, Inc.

Dear Shareholder:

     As you know, your Series A Preferred Stock is convertible, at your option, into shares of Unity Bancorp, Inc.'s common stock at an assumed value of $7.25 per share of common stock (i.e., each Preferred share is convertible into 6.896 shares of Unity common stock). As you also know, Unity has been unable to pay the dividends owed on your Preferred Stock, which have been accumulating in arrears. In order to satisfy the dividend arrearages and induce holders of the Preferred Stock to convert to the common stock, Unity is undertaking an Exchange Offer under which the conversion ratio will be adjusted to an assumed price of $4.95 per shares (i.e., each Preferred Share may be exchanged for 10.1 shares of Unity common stock) and each holder of the Series A Preferred Stock who converts will receive one (1) common stock purchase warrant, which will permit the holder to purchase an additional share of Unity common stock at an exercise price of $5.50 per share for a period of fifteen (15) months, for each share of common stock received. In addition, in satisfaction of all outstanding accrued but unpaid dividends, each tendering Series A Preferred holder will receive one (1) share of common stock and one (1) common stock purchase warrant for each $4.95 in accrued but unpaid dividends. The terms of the Exchange Offer are subject to adjustment in the event the trading price of Unity's common stock exceeds $4.20 per share. Please refer to the accompanying prospectus for a full description of all of the terms of the Exchange Offer.

     Shareholders wishing to accept the Company's Exchange Offer and tender their Series A Preferred Shares for common stock and common stock purchase warrants must complete the enclosed form of letter of transmittal and submit the letter of transmittal, along with their Series A Preferred Share certificates, to Unity Bancorp, Inc., 64 Old Highway 22, Clinton, New Jersey 08809, Attention:
Corporate Secretary. Shareholders with any questions should call Mr. James A. Hughes at (908) 730-7630.

     We urge you to carefully read the enclosed materials, and make your own determination as to whether or not you should accept this Exchange Offer.


                                                Very truly yours,



                                                Unity Bancorp, Inc.